LIGHTCOLLAR, INC.

PO Bo 973, #264

3rd Ave., West

Unity, Saskatchewan, S0K 4LO

__________________________________________________________________________

VIA EDGAR CORRESPONDENCE ONLY

June 14, 2012

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Lightcollar, Inc.

Post-effective Amendment No. 1

Filed June 19, 2012

File No. 333-174759

Division of Corporation Finance:

Lightcoller, Inc. (the “Company”) is filing through EDGAR and pursuant to the provisions of Regulation S-T the above-identified post-effective amendment.  The post-effective amendment has been updated to extend the offering period until December 31, 2012.

On behalf of the Company, I request your prompt attention to this post-effective amendment.  The Company desires that the post-effective amendment becomes effective by June 19, 2012.

Please feel free to call the Company at (306) 228-3262, or the Company’s corporate counsel, Robert J. Burnett, at (509) 252-5066, if there is anything that can be done to facilitate your review of this post-effective amendment.  Thank you for your prompt attention to this matter.

Sincerely,

LIGHTCOLLAR, INC.

/s/ Colin Mills

Colin Mills, President Secretary, Treasurer,

Director, Principal Executive Officer,

Principal Financial Officer, Principal

Accounting Officer